August 22, 2025

Gregory D. King
Chief Executive Officer
Osprey Bitcoin Trust
1241 Post Road, 2nd Floor
Fairfield, CT 06824

       Re: Osprey Bitcoin Trust
           Registration Statement on Form S-1
           Filed August 6, 2025
           File No. 333-289334
Dear Gregory D. King:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 28, 2025 letter.

Registration Statement on Form S-1 filed August 6, 2025
General

1. We note your disclosure on pages 7 and 31 that the Trust has chosen to opt out of the extended transition period for complying with new or revised accounting standards. If this is true, please mark the box on the cover to indicate this fact.
The Offering
Incidental Rights/IR Virtual Currency, page 11

2. Please reconcile your disclosure here and on pages 21 and 64 with your disclosures on pages 46 and 86 which state that the Sponsor has committed to cause the Trust to permanently and irrevocably abandon any Incidental Rights and IR Virtual Currency to which the Trust may become entitled in the future.
 August 22, 2025
Page 2

Risk Factors
Risk Factors Related to the Trust and the Shares
The limited ability to facilitate in-kind creations and redemptions, page 31

3. We note your response to prior comment 6 and re-issue. Please revise to identify which of your Authorized Participants have the ability to support cash only, in-kind only, or both types of creation and redemption activities.
Business of the Trust
Trust Expenses, page 64

4. Please reconcile your disclosures here and on page 10 that if the Trust holds any IR
       Virtual Currency, the Trust may pay the Management Fee, in whole or in part, with such IR Virtual Currency, with your disclosure on pages 58 and 91 that upon effectiveness of the registration statement, the Management Fee will be paid in U.S.
       dollars.
Creation and Redemption, page 65

5. We note your response to prior comment 7. To the extent you are using "Liquidity
       Provider" interchangeably with "Bitcoin Trading Counterparty," please revise to use one term. Alternatively, please define "Liquidity Provider" on first use.
Intraday Indicative Value, page 65

6.     Please define the term    BRTI,    and revise to clarify the relevance
of the BRTI
       methodology.
The Trust's Service Providers
The Sponsor, page 80

7. Please revise to discuss the Sponsor's experience sponsoring exchange-traded products and specifically its experience related to crypto asset markets.
Plan of Distribution
Selling Shareholders, page 90

8. We note your response to prior comment 10. Please revise to identify the selling shareholders. Please refer to Item 507 of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 August 22, 2025
Page 3

       Please contact David Irving at 202-551-3321 or Jason Niethamer at 202-551-3855 if
you have questions regarding comments on the financial statements and related matters. Please contact Lulu Cheng at 202-551-3811 or Sandra Hunter Berkheimer at 202-
551-3758 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Crypto
Assets
cc:   Erin E. Martin